UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70077 / July 31, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15328

In the Matter of :
:
BLOGGERWAVE, INC., :
CARDIMA, INC. (n/k/a :   ORDER MAKING FINDINGS AND
   CLI LIQUIDATING CORPORATION), :   REVOKING REGISTRATIONS BY
INNUITY, INC., :   DEFAULT AS TO FIVE RESPONDENTS
KALEIDOSCOPE VENTURE CAPITAL, INC., :
LIPID SCIENCES, INC., :
RADIX MARINE, INC., :
SBS INTERACTIVE CO., and :
VERSATECH, INC. :
   (n/k/a VERSATECH USA) :

     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 22, 2013, alleging that Respondents have securities registered with the Commission and have not filed required periodic reports. All Respondents were served with the OIP by May 24, 2013.[1] The OIP required Respondents to file an Answer within ten days of service of the OIP. OIP at 4; 17 C.F.R. § 201.220(b). Kaleidoscope Venture Capital, Inc. (Kaleidoscope), filed an Answer on June 5, 2013.

     The Commission issued Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) as to VersaTech, Inc. (n/k/a VersaTech USA), Kaleidoscope, and Radix Marine, Inc., respectively, on June 7, June 11, and June 18, 2013. See Bloggerwave, Inc., Exchange Act Release Nos. 69714, 69727, and 69778. The remaining five Respondents are in default because they did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). At the prehearing conference on July 15, 2013, the Division stated that it had only heard from one Respondent, a former officer of Cardima, Inc. (n/k/a CLI Liquidating Corporation) (Cardima), who said the company, a dissolved Delaware

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[1] The Division of Enforcement (Division) filed Declarations to Assist Secretary with Record of Service on June 4 and June 14, 2013.

corporation, was out of business. I find the allegations in the OIP true as to these five Respondents. See 17 C.F.R. § 201.155(a).

Findings of Fact

Bloggerwave, Inc. (Bloggerwave), Central Index Key (CIK) No. 1446727, is a Nevada corporation located in Mountain View, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bloggerwave is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $246,444 for the prior nine months. As of May 20, 2013, the common stock of Bloggerwave was quoted on OTC Link operated by OTC Markets Group Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cardima, CIK No. 1022570, is a dissolved Delaware corporation located in Fremont, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cardima is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $7,277,000, for the prior six months. As of May 20, 2013, the common stock of Cardima was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Innuity, Inc. (Innuity), CIK No. 1103645, is an expired Utah corporation located in Redmond, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Innuity is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008. As of May 20, 2013, the common stock of Innuity was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Lipid Sciences, Inc. (Lipid), CIK No. 71478, is a revoked Arizona corporation located in Pleasanton, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lipid is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $4,224,000 for the prior six months. On October 3, 2008, Lipid filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was closed on April 26, 2012. As of May 20, 2013, the common stock of Lipid was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SBS Interactive Co. (SBS), CIK No. 1085220, is a dissolved Florida corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SBS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2005, which reported a net loss of $1,011,767 for the prior six months. As of May 20, 2013, the common stock of SBS was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Respondents are delinquent in their periodic filings and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Bloggerwave, Cardima, Innuity, Lipid, and SBS have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of each of these Respondents' registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Bloggerwave, Inc., Cardima, Inc. (n/k/a CLI Liquidating Corporation), Innuity, Inc., Lipid Sciences, Inc., and SBS Interactive Co. is revoked.

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Brenda P. Murray
Chief Administrative Law Judge